Filed Pursuant to Rule 433
Registration No. 333-213383-03
Dated September 17, 2018

Baltimore Gas and Electric Company

$300,000,000 4.250% Notes Due 2048

September 17, 2018

Pricing Term Sheet

Issuer:	Baltimore Gas and Electric Company
Ratings*:	A3 (Moody’s); A- (S&P); A- (Fitch)
Security:	4.250% Notes due 2048
Trade Date:	September 17, 2018
Settlement Date**:	September 20, 2018
Principal Amount:	$300,000,000
Maturity:	September 15, 2048
Coupon:	4.250%
Benchmark Treasury:	3.125% due May 15, 2048
Benchmark Treasury Price / Yield:	99-29 / 3.130%
Spread to Benchmark Treasury:	+112.5 basis points
Yield to Maturity:	4.255%
Offering Price:	99.916%
Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing March
15, 2019
Redemption Provisions:	At any time prior to March 15, 2048 (six months prior to the maturity date), at a discount rate of Treasury plus 20 basis points; and on or after March 15, 2048, at 100% of the principal, plus accrued interest to the redemption date
CUSIP/ISIN:	059165 EK2 / US059165EK25
Joint Book-Running Managers:	BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
Senior Co-Manager:	BNY Mellon Capital Markets, LLC
Co-Managers:	Apto Partners, LLC
R. Seelaus & Co., Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the notes on or about September 20, 2018, which will be the third business day following the date of this term sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this term sheet will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNP Paribas Securities Corp. at 1-800-854-5674, Credit Agricole Securities (USA) Inc. at 1-866-807-6030, Credit Suisse Securities (USA) LLC at 1-800-221-1037, SMBC Nikko Securities America, Inc. at 1-888-868-6856, or TD Securities (USA) LLC at 1-855-495-9846.